October 30, 2008


Ms. Laura E. Hatch

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, DC 20549

Re:      The Gabelli Money Market Funds (the "Company")
         Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (33-48220)

Dear Ms. Hatch:

         This letter responds to your comments communicated by telephone on October 24, 2008, with respect to the Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (the `Registration Statement") of the Company that was filed with the Securities and Exchange Commission on October 14, 2008 (accession number 0000935069-08-002488) with respect to the Gabelli U.S. Treasury Money Market Fund (the "Fund"), the only series of the Company.

         In addition, in connection with this filing, the Company hereby states the following:

             1. The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

             2. The Company acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

             3. The Company represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.


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         The Company's  responses to your comments are reflected  below. We have restated the substance of your comments for your ease of reference.

PROSPECTUS

COMMENT#1 - FEES AND EXPENSES OF THE FUND: You have requested that we confirm that each prospectus in the Gabelli fund complex that offers shareholders the ability to exchange their Class C shares for Class C shares of the Fund adequately discloses the tolling of the time period used to calculate the contingent deferred sales charge ("CDSC") while invested in the Fund.

         RESPONSE#1: Funds in the Gabelli fund complex that permit exchanges of their Class C shares for Class C shares of the Fund include, or will include, the following disclosure in their prospectuses with respect to the imposition of the CDSC:

         "You may also exchange your shares for shares of a money market fund managed by the Adviser or its affiliates, without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or the Fund (after re-exchange into the Fund), such shares will be subject to the CDSC calculated by excluding the time such shares were held in the money market fund."

COMMENT#2 - EXPENSE EXAMPLE: You have requested that we add the five and ten year example since the Fund is not new.

         RESPONSE#2: We have revised the expense example to include the five and ten year example.

COMMENT#3 - FINANCIAL HIGHLIGHTS: You have requested that we include the financial highlights for Class AAA and explain that the results for Class A and Class C would be substantially the same since they have the same strategy and expenses.

         RESPONSE#3: We have revised the financial highlights to include the Class AAA performance.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

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October 30, 2008
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for PAUL, HASTINGS, JANOFSKY & WALKER LLP